Mail Stop 4561
Via Fax (630) 372-8077

December 15, 2008

John Schoen
Chief Financial Officer
PCTEL, Inc.
471 Brighton Drive
Bloomingdale, IL 60108

>   **Re: PCTEL, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2007**
>   **Filed on March 21, 2008**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed on April 28, 2008**
>   **Forms 8-K filed on February 19, 2008 and April 24, 2008**
>   **File No. 000-27115**

Dear Mr. Schoen:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

>   Sincerely,

>   Kathleen Collins
>   Accounting Branch Chief